July 26, 2006

Heather C. Tress
Division of Corporation Finance
UNITED STATES SECURITIES & EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549-7561

Re:                             Gaming Partners International Corporation
Form 10-K for the year ended December 31, 2005
Filed March 31, 2006

Dear Ms. Tress:

This letter responds to your correspondence, dated July 5, 2006, providing comments to the Form 10-K for the year ended December 31, 2005 filed by Gaming Partners International Corporation (the “Company”). In accordance with your correspondence, we will incorporate the comments and suggestions of the Securities and Exchange Commission (the “Commission”) in our future filings.

We have reproduced the Commission’s comments below in italicized print. The responses of the Company, produced in bold print, follow the captions and comments set forth in the referenced comment letter.

Annual Report on Form 10-K for the year ended December 31, 2005

Note 11. Stock Option Programs and Warrants, page 58

1.                                       We note from Item 9A on page 65 that a material weakness in internal controls over share-based payment accounting was discovered in March 2006 and an adjustment recorded in year ended December 31, 2005 to properly use variable accounting for the outstanding options. Tell us why the probable outcome that the performance condition would be satisfied was not determinable prior to fiscal year 2005 supporting your recognition of compensation expense in fiscal 2005. Also tell us the literature that supports your accounting treatment. If variable accounting was required prior to 2005, please tell us what expense should have been recognized in each of 2002, 2003, 2004, and 2005 related to stock compensation, as appropriate. We may have further comments.

Response: In September 2002, the Company granted the Chief Executive Officer 100,000 stock options with an exercise price of $3.40 per share, the trading price at the date of grant. The terms of the option grant provided that the options would vest only if and when the Company’s reported audited annual net profit after tax was at least $2 million. The options were to terminate five years from the date of grant if the performance target was not met and are exercisable for ten years from the date of grant.

In March 2006, the Company determined that the options granted to the CEO should have been subject to variable accounting because the number of shares of stock he may receive was not fixed at the grant date due to the performance vesting condition.

The Company concluded that the following accounting literature should be applied:

•            APB Opinion 25, Accounting for Stock Issued to Employees

•            FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans

•            FASB Interpretation No. 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock

Specifically, paragraphs 2-4 of FIN 28 indicate that for options with variable terms, compensation is measured when the measurement date occurs based on the number of shares ultimately awarded and the current market price of the stock at the measurement date. Paragraph 4 of FIN 38 indicates that the provisions of paragraph 2 of FIN 28 should be applied only when it becomes probable that certain performance goals will be achieved. Probable is defined consistent with FASB Statement No. 5, Accounting for Contingencies, to be likely that such performance goals will be achieved.

The probable outcome that the performance condition would be satisfied was not determinable prior to the fourth quarter of fiscal year 2005 due to the following (1-4 below):

1.              In order for the stock options to vest, the required performance condition that needed to be satisfied was $2,000,000 in audited annual Net Income, After Tax (“Target”). The Target was to be determined including any compensation charge related to the performance stock options. Therefore, the evaluation of the probability of whether the Target will be met in the future requires estimating the market price of the Company’s common stock at any potential future measurement date for the performance options in addition to projecting future net income. The price of the Company’s common stock has been relatively volatile, particularly throughout 2005.

2.              The Company reported a Net Loss, After Tax of ($2,154,000) for the year ended December 31, 2002 and Net Income, After Tax of $1,233,000 for the year ended December 31, 2003. For those two years, the Target was not met; there was no other indication that the Target would have been met; and it was not determinable that it was probable that the Target would have been met at any time during 2002 or 2003.

3.              (a) The Company reported Net Income, After Tax of $2,614,000 for the year ended December 31, 2004 prior to deducting any potential compensation charge related to the performance options in the event that a measurement date was considered to have occurred. The possibility of meeting the Target in 2004 was not probable or determinable until possibly the fourth quarter of 2004, as the Company had reported losses in the first and third quarters of 2004 and there was no other indication that the Target would be met. (b) The year-to-date Net Income, After Tax for the nine months ended September 30, 2004 was $1,359,000 prior to deducting any potential compensation charge related to the performance options in the event that a measurement date was considered to have occurred; which amount was below the Target and it was not probable or determinable that the fourth quarter of 2004 would have sufficient net income to result in the Target being met for the year. (c) When the Company analyzed whether or not the determination of meeting the Target was probable or determinable, an estimate of the potential compensation expense to be recorded for the vesting of the performance options (assuming that a measurement date was considered to have occurred) was calculated, resulting in adjusted Net Income, After Tax for 2004 of approximately $1.5 million which was below the Target. Based on the above items (a-c) in this paragraph 3, therefore, in 2004, the Target was not met; there was no other indication that the Target would have been met; and it was not determinable that it was probable that the Target would have been met at any time during 2004.

4.              (a) The Company reported Net Income, After Tax of $4,328,000 for the year ended December 31, 2005. The possibility of meeting the Target in 2005 was not probable or determinable until the fourth quarter of 2005. The Company had reported Net Income, After Tax of $502,000 in the first quarter of 2005; and year-to-date Net Income, After Tax of $1,482,000 in the second quarter of 2005 prior to deducting any potential compensation charge related to the performance options in the event that a measurement date was considered to have occurred. There was no indication that the Target for the year would be met. (b) The year-to-date Net Income, After Tax for the nine months ended September 30, 2005 was $2,230,000; however, an estimate of the potential compensation expense to be recorded for the vesting of the performance options (assuming that a measurement date was considered to have occurred) was calculated, which resulted in adjusted Net Income, After Tax for 2005 of approximately $1.4 million, which was below the Target. It was not probable or determinable that the fourth quarter of 2005 would have sufficient net income to result in the Target being met for the year. The Company has previously stated in prior filings that the Company’s ability to predict revenues on a quarterly basis is based on the timing and volume of customer demand for our casino products, timing of new casino openings and expansions. (c) During the fourth quarter of 2005, the Company reported Net Income, After Tax of $2,098,000; which was the highest Net Income, After Tax and the highest net revenue amounts recorded for the Company for any quarter since the merger in 2002. This unprecedented quarter was not predictable or probable or determinable prior to the fourth quarter of 2005. Based on the above items (a-c) in this paragraph 4, therefore, during the first three quarters of 2005, the Target was not met; and it was not determinable that it was probable that the Target would have been met at any time during 2005, other than the fourth quarter of 2005. Since it was only at that time, that the Company could determine that meeting the Target was probable, the Company properly recorded compensation expense in the fourth quarter of fiscal 2005.

Note 14. Business segments, page 61

2.                                       In future filings, please provide the disclosures by product required by SFAS 131, paragraph 37. We note that you have provided this information in MD&A on page 24.

Response: The Company will revise the business segment disclosures by product, as required by SFAS 131, paragraph 37 in future filings.

3.                                       In future filings, please revise your disclosure of long-lived assets by location to include all long-lived assets such as goodwill and intangibles in addition to property and equipment. Refer to paragraph 38b of SFAS 131.

Response: The Company will revise the business segment disclosures of long-lived assets by location to include all long-lived assets, such as goodwill and intangibles, in addition to property and equipment, pursuant to SFAS 131, paragraph 38b in future filings.

Note 15. Pension Plan, page 63

4.                                       In future filings, please provide all applicable disclosures required by SFAS 132(R). In this regard, your future disclosures should include, but not be limited to, the disclosures required by paragraphs 5e, f, and g of SFAS 132(R).

Response: The Company will revise the applicable pension plan disclosures as required by SFAS 132(R), including those covered by paragraphs 5e, f, and g, in future filings.

I trust this information is satisfactory to the Commission. If you should have any further questions or concerns, please feel free to contact me at 702-384-2425.

Very truly yours,

/s/ Melody Sullivan
Melody Sullivan, Chief Financial Officer

cc:	Gerard P. Charlier, Chief Executive Officer
Laura McAllister Cox, Chief Legal and Gaming Compliance Officer